SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 21, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Resolutions of the Nokia Annual General Meeting 2019; the Board of Directors resolved to distribute EUR 0.05 per share as the first instalment of dividend

Nokia Corporation

Stock Exchange Release

May 21, 2019 at 17:30 (CET +1)

Resolutions of the Nokia Annual General Meeting 2019; the Board of Directors resolved to distribute EUR 0.05 per share as the first instalment of dividend

Espoo, Finland -The Annual General Meeting (AGM) of Nokia Corporation was held on May 21, 2019. The AGM approved all the proposals of the Board of Directors (Board) to the AGM. The AGM adopted the company’s financial statements and discharged the members of the Board of Directors and the President and Chief Executive Officer from liability for the financial year 2018. In addition, the AGM adopted the following resolutions:

Distribution of funds

The AGM decided that no dividend is distributed by a resolution of the AGM and authorized the Board of Directors to resolve on the distribution of an aggregate maximum of EUR 0.20 per share as dividend from the retained earnings and/or as repayment of capital from the fund for invested unrestricted equity.

The authorization is valid until the opening of the next Annual General Meeting and it can be used to distribute funds in four instalments during the validity of the authorization, unless the Board decides otherwise for a justified reason. The Board makes separate resolutions on the amount and timing of each distribution with preliminary record and payment dates stated below. The Company announces each Board resolution separately and confirms the relevant record and payment dates in such announcements.

Preliminary record date	Preliminary payment date
May 23, 2019	June 6, 2019
July 30, 2019	August 8, 2019
October 29, 2019	November 7, 2019
February 4, 2020	February 13, 2020

Each instalment will be paid to the shareholders that are registered in the Company’s Register of Shareholders maintained by Euroclear Finland Oy on the record date of the relevant instalment.

In an assembly meeting that took place after the AGM the Board resolved under the authorization by the Annual General Meeting to distribute a dividend of EUR 0.05 per share from the retained earnings. The dividend record date is on May 23, 2019 and the dividend is expected to be paid on or about June 6, 2019. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced distribution, the remaining distribution authorization of the Board is EUR 0.15 per share.

Members of the Board of Directors and Board Committees elected

The AGM resolved to elect ten members to the Board. The following members of the Board were re-elected for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa, Carla Smits-Nusteling and Kari Stadigh. In addition, Søren Skou was elected as a new member of the Board for the same term. The qualifications and career experience of the elected Board members are available at http://www.nokia.com/en_int/investors/corporate-governance/board-of-directors/meet-the-board.

In an assembly meeting that took place after the AGM, the Board elected Risto Siilasmaa as Chair of the Board, and Sari Baldauf as Vice Chair of the Board. The Board also elected the members of the four Board committees. Carla Smits-Nusteling was elected as Chair and Jeanette Horan, Edward Kozel, Elizabeth Nelson and Olivier Piou

as members of the Audit Committee. Bruce Brown was elected as Chair and Sari Baldauf, Elizabeth Nelson, Søren Skou and Kari Stadigh as members of the Personnel Committee. Risto Siilasmaa was elected as Chair and Sari Baldauf, Bruce Brown, Carla Smits-Nusteling and Kari Stadigh as members of the Corporate Governance and Nomination Committee. Edward Kozel was elected as Chair and Bruce Brown, Jeanette Horan, Olivier Piou and Risto Siilasmaa as members of the Technology Committee.

The AGM resolved the following annual fees to be paid to the members of the Board for the term ending at the Annual General Meeting in 2020: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board and EUR 160 000 for each Board member. In addition, the AGM resolved that the Chairs of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 30 000, Chair of the Technology Committee an additional annual fee of EUR 20 000 and other members of the Audit Committee an additional annual fee of EUR 15 000 each. The AGM also resolved to pay a meeting fee of EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel for Board and Committee meetings to all the other Board members except the Chair of the Board. The meeting fee would be paid for a maximum of seven meetings per term. The AGM resolved that the members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

In addition, the AGM resolved, in line with Company’s Corporate Governance Guidelines, that approximately 40% of the annual remuneration will be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The members of the Board shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board. The meeting fee and costs directly related to Board and Committee work will be paid in cash.

Auditor

The AGM elected PricewaterhouseCoopers Oy as the auditor for Nokia for the fiscal year 2019 and Deloitte Oy as the auditor for Nokia for the fiscal year 2020. In addition, the AGM resolved that the auditor elected for 2019 and for 2020 be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

Other resolutions of the Annual General Meeting

The AGM authorized the Board to resolve to repurchase a maximum of 550 million Nokia shares. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board.  The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The authorization is effective until November 21, 2020 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on May 30, 2018.

The AGM also resolved to authorize the Board to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization is effective until November 21, 2020 and it terminated the corresponding authorization granted by the Annual General Meeting on May 30, 2018. The authorization did not terminate the authorization by the Extraordinary General Meeting held on December 2, 2015 granted to the Board for issuance of shares in order to implement the combination of Nokia and Alcatel Lucent.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G and our ability to capitalize on such rollout; and the overall readiness of the 5G ecosystem ; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout new products, including 5G; and M) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

We create the technology to connect the world. We develop and deliver the industry’s only end-to-end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

Investor Enquiries:

Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2019	Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal